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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  ENCAD, INC.
--------------------------------------------------------------------------------
                                (Name Of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                          COMMISSION FILE NO. 0-23034
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                                 (Cusip Number)


       RICHARD H. PICKUP, 2321 ALCOVA RIDGE DR., LAS VEGAS, NEVADA 89134
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               DECEMBER 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copes are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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-----------------                                              -----------------
CUSIP No. 0-23034                                              Page 2 of 3 Pages
-----------------                                              -----------------

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1   NAMES OF REPORTING PERSON
    S.S. or I.R.S. Identification No. of Above Person

    Richard H. Pickup, an individual - ####-##-####
    Pickup Family Trust - #33-6123575
    Dito Devcar, LP - #88-0294387
    DRP Charitable Remainder Unitrust - #88-6055771
    TMP Charitable Remainder Unitrust - #88-6055770
    Pickup Charitable Remainder Unitrust II - #33-056397
    Dito Devcar Corporation, a Nevada Corporation - #88-0294385
    Dito Caree, LP, a Nevada limited partnership - #88-0303506
    TD Investments, LLC, a Nevada limited liability company - #88-0370064
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                           a [X]
                                                                           b [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     PF and WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Richard H. Pickup is a resident of the State of Nevada and a citizen of the United States. All other reporting entities were formed and organized under and pursuant to the laws of the State of Nevada.
--------------------------------------------------------------------------------
                            7    SOLE VOTING POWER

                                 1,755,000
                            ----------------------------------------------------
     NUMBER OF              8    SHARED VOTING POWER
       SHARES
    BENEFICIALLY                 None
      OWNED BY              ----------------------------------------------------
        EACH                9    SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH                 (SAME AS ITEM 7 ABOVE)
                            ----------------------------------------------------
                            10   SHARED DISPOSITIVE POWER

                                 None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     (SAME AS ITEM 7 ABOVE)  TOTAL SHARES OWNED 1,755,000
--------------------------------------------------------------------------------
12   CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     TOTAL - 14.76%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     Richard H. Pickup - IN
     Dito Devcar Corporation - CO
     Dito Caree, LP - PN Pickup Charitable Remainder Unitrust II - CO
     Dito Devcar LP - CO
     DRP Charitable Remainder Unitrust - CO
     TMP Charitable Remainder Unitrust - CO
     Pickup Family Trust - CO
     TD Investments, LLC - CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
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                                   SIGNATURE

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, and correct.

                                         DITO DEVCAR CORPORATION
                                         A Nevada corporation

                                         By: /s/ DAVID B. HEHN
                                             --------------------------------
                                                 David B. Hehn
                                                 President


                                         DITO CAREE, L.P.
                                         A Nevada limited partnership

                                         By: Gamebusters, Inc.,
                                             --------------------------------
                                             a Nevada corporation
                                             Its General Partner

                                         By: /s/ DAVID B. HEHN
                                             --------------------------------
                                                 David B. Hehn
                                                 President


                                         DITO DEVCAR, L.P.
                                         A Nevada limitd partnership

                                         By: Gamebusters, Inc.,
                                             --------------------------------
                                             a Nevada corporation
                                             Its General Partner


                                         By: /s/ DAVID B. HEHN
                                             -----------------------------------
                                                 David B. Hehn
                                                 President


                                         THE PICKUP FAMILY TRUST UNDER
                                         DECLARATION OF TRUST,
                                         Dated January 5, 1989

                                         By: /s/ RICHARD H. PICKUP
                                             -----------------------------------
                                                 Richard H. Pickup
                                                 Trustee


                                         PICKUP CHARITABLE REMAINDER TRUST II

                                         By: /s/ RICHARD H. PICKUP
                                             -----------------------------------
                                                 Richard H. Pickup
                                                 Trustee


                                         TD INVESTMENTS, LLC,
                                         A Nevada limited liability
                                         company


                                         By: /s/ DAVID B. HEHN
                                             -----------------------------------
                                                 David B. Hehn
                                                 President


                                         By: /s/ RICHARD H. PICKUP
                                             ---------------------------
                                                 Richard H. Pickup
                                                 An Individual


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